Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	For the nine months ended		Year Ended December 31,
	September 30	September 30
	2006	2005 (1)	2005	2004	2003	2002	2001
Income before income taxes	$380,447	$516,241	$680,942	$628,067	$597,410	$463,606	$408,404

Fixed charges :

Interest expense	1,217,997	883,638	1,241,652	840,754	749,550	863,553	1,039,105
Estimated interest component of net rental payments	24,225	21,182	27,454	25,068	22,940	19,963	18,713

Total fixed charges including interest on deposits	1,242,222	904,820	1,269,106	865,822	772,490	883,516	1,057,818

Less: Interest on deposits	411,380	310,543	430,813	330,351	342,891	432,415	517,881

Total fixed charges excluding interest on deposits	830,842	594,277	838,293	535,471	429,599	451,101	539,937

Income before income taxes and fixed charges(including interest on deposits)	$1,622,669	$1,421,061	$1,950,048	$1,493,889	$1,369,900	$1,347,122	$1,466,222

Income before income taxes and fixed charges(excluding interest on deposits)	$1,211,289	$1,110,518	$1,519,235	$1,163,538	$1,027,009	$914,707	$948,341

Preferred stock dividends	8,935	8,935	11,913	11,913	9,919	2,510	8,350

Ratio of earnings to fixed charges

Including Interest on Deposits	1.3	1.6	1.5	1.7	1.8	1.5	1.4

Excluding Interest on Deposits	1.5	1.9	1.8	2.2	2.4	2.0	1.8

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.3	1.6	1.5	1.7	1.7	1.5	1.4

Excluding Interest on Deposits	1.4	1.8	1.8	2.1	2.3	2.0	1.7

(1)	In December 2005, the Corporation changed the estimate of the interest component of net rental payments. This change was applied retroactively to the September 30, 2005 quarterly computation of the ratio of earnings to fixed charges and preferred stock dividends, presented in the table above.